
SEC MAIL
RECEIVED
PROCESSING
APR 01 2010
WASH, DC
200
SECTION



10030097

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55415-1624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kurt S. Tureson, VP & CFO
Title

Notary Public


DIANA LYNN DANIELS
Notary Public
State of Minnesota
My Commission Expires
January 31, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Thrivent Investment Management Inc.

We have audited the accompanying consolidated statement of financial condition of Thrivent Investment Management Inc. as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of Thrivent Investment Management Inc.'s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Thrivent Investment Management Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.



February 24, 2010

1003-1145115

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition
December 31, 2009
(dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	33,330
Segregated cash		2,017
Investments in Thrivent Mutual Funds		3,025
Receivable from affiliates		7,508
Receivable from other entities		627
Deferred tax asset, net		5,191
Prepaid expenses		1,270
Other assets		50
Total assets	$	53,018
Liabilities and Shareholder's Equity		
Payable to affiliates	$	7,426
Commissions and bonuses payable		4,208
Accrued expenses		3,217
Income tax expense		91
Subadvisory fees payable		400
Total liabilities		15,342
Shareholder's Equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		51,791
Accumulated deficit		(15,975)
Non-controlling interest in subsidiary		2,142
Accumulated other comprehensive loss		(282)
Total shareholder's equity		37,676
Total liabilities and shareholder's equity	$	53,018

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
December 31, 2009

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company also serves as the investment advisor of the Funds through its subsidiary, Thrivent Asset Management LLC ("Asset Mgt.").

Significant Accounting Policies
The accompanying consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation
The consolidated statement of financial condition includes the accounts of the Company and its subsidiary, Asset Mgt., of which the Company holds a 60% interest. The non-controlling interest in Asset Mgt. is reported as a component of equity in the Consolidated Statement of Financial Condition.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the consolidated statement of financial condition are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $12,294,000 are invested in the Thrivent Money Market Fund as of December 31, 2009. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash of $2,017,000 at December 31, 2009 has been segregated in escrow accounts at clearing broker-dealers as part of clearing agreements.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Investments in the Thrivent Mutual Funds

The Company's investments in the Thrivent Mutual Funds are carried at fair value with unrealized gains and losses reported in earnings as a component of investment income. These securities are classified as trading securities.

Income Taxes

The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings.

New Accounting Guidance

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. The Codification supersedes existing nongrandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009.

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard also requires the disclosure of the date through which subsequent events were evaluated. The Company adopted the guidance for the annual reporting period ended December 31, 2009.

In December 2007, the FASB updated the accounting statndards for noncontrolling interests in the consolidated financial statements to establish the accounting and reporting for ownership interest in subsidiaries not attributable directly or indirectly to a parent. The standard requires noncontrolling interests to be classified as equity within the consolidated balance sheet and net income or loss of the noncontrolling interest to be disclosed on the face of the consolidated statements of operations. The Company adopted the guidance for the annual reporting period beginning January 1, 2009 and there was no impact to the consolidated statement of financial condition.

Subsequent Events

The Company evaluated events or transactions that may have occurred after the date of the consolidated statement of financial condition for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 were as follows (dollars in thousands):

Deferred tax assets:	
Retirement and pension	$ 777
Non-qualified deferred compensation	887
Federal NOL carryforward	3,159
State NOL carryforward	1,265
Unrealized investment losses (income statement)	76
Unrealized investment losses (AOCI)	174
Charitable contributions carryforward	684
Other	4
Deferred tax assets	7,026
Valuation allowance	(1,835)
Net deferred tax asset	$ 5,191

At December 31, 2009, the Company had federal and state net operating loss carryforwards of approximately $9,025,000 and $25,393,000, respectively, which expire beginning in 2026 and 2021, respectively. A valuation allowance has been recorded related to the state operating loss carryforward, the state tax estimated on the other deferred tax items and a portion of the charitable contributions carryforward.

There are no material tax contingencies recorded that warrant disclosure under GAAP guidance. The Internal Revenue Service (IRS) has completed an examination of tax years through 2007. Tax years 2009 and 2008 are subject to examination by the IRS.

Note 3. Related Party Transactions

The Company provides services to the Funds for distribution, investment management and certain transfer agency services, such as shareholder servicing, account setup, review, and maintenance. The Company also provides distribution services to the Variable Accounts.

In accordance with agreements with the Funds, the Company earns revenue for the services it provides. The Company reimburses the Funds a portion of its investment advisory fees if the Funds' expenses exceed various percentages of Fund assets under management.

In accordance with its intercompany services agreement, the Company reimburses Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of the Company. These reimbursements are for commissions, compensation, and benefits; field distribution services and incentives; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, technology, and other office services; and leased office space and furniture.

Note 4. Benefit Plans

Employees of the Company are covered by noncontributory defined benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance post-retirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the noncontributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2009 were as follows (dollars in thousands):

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 1,981
Interest cost	135
Actuarial (gain) loss	292
Benefit payments	(32)
Benefit obligation at end of year	2,376
Change in plan assets:	
Company contributions	32
Benefit payments	(32)
Plan assets at end of year	-
Funded status	(2,376)
Unrecognized net loss	-
Accrued pension cost	$ (2,376)
Amounts recognized in accumulated other comprehensive income:	
Net loss ($434 less deferred taxes of $152)	$ 282
Accumulated benefit obligation	$ (2,376)

The Company used a weighted average discount rate of 6.85% as of December 31, 2009. Projected benefit payments for each of the years from 2010 through 2012 are $30,000; for each of the years from 2013 through 2014 are $40,000. Total projected benefit payments from 2015 through 2019 are $220,000.

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. The Company transmits all customer funds and securities to the clearing companies. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

Note 6. Contingencies

The Company is involved in various lawsuits, contractual matters and other contingencies that have arisen from the normal course of business. The Company reevaluates its exposure to these matters periodically and adjusts its provision accordingly. As of December 31, 2009, the Company believes adequate provision has been made for any potential losses that may result from these matters.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Company had net capital of $21,878,000, which was $21,628,000 in excess of its required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

Note 8. Fair Value of Financial Instruments

Fair Value of Financial Instruments Carried at Fair Value

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash and Cash Equivalents
The fair value for cash and cash equivalents carried at fair value is based on quoted daily net asset value of the invested funds.

Investments in Thrivent Mutual Funds
The fair values for Investments in Thrivent Mutual Funds are based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2009:				
Cash and cash equivalents	$ -	$ 33,330	$ -	$ 33,330
Investment in Thrivent Mutual Funds	-	3,025	-	3,025
Total	$ -	$ 36,355	$ -	$ 36,355

Fair Value of Financial Instruments Not Carried at Fair Value
The following methods and assumptions were used in estimating fair value disclosures for financial instruments not carried at fair value.

Segregated Cash
The carrying amounts for these instruments approximate their fair values.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com





Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition

For the year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG